January 7, 2021

Celeste M. Murphy

Branch Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.

Amendment 4 to Offering Statement on Form 1-A Submitted December 23, 2020

File No. 024-11305

Dear Ms. Murphy:

We acknowledge receipt of the comments in the letter dated January 4, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment 4 to Form 1-A filed December 23, 2020

Exhibits

1.	We note the statements in the "Updates" box at the bottom of Exhibit 13.1, which repeatedly states that the bonus shares will only be offered for a limited time "during [y]ourTesting the Water Period". However, the offering circular contains disclosure that bonus shares may also be received at certain investment thresholds of $5,000 and $10,000 throughout the offering period. Please revise your communications surrounding the fundraising to align with the circular disclosure in all respects.

The Company has amended the “Update” to clarify that Bonus Shares will also be available to investors that invest at least $5,000 in the offering once qualified. This amendment is provided in the offering as Exhibit 13.15, which is not the entire offering page, but just the amended “Update” box to simplify review of the filing. This amendment was made to the offering page at https://www.startengine.com/monogram on January 6, 2021.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.